                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 2000



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935






                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                    CONTENTS


                                                                                 Page
                                                                                 ----
ITEM 1 - Organization Chart                                                       2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions           3

ITEM 3 - Associate Transactions                                                   4

ITEM 4 - Summary of Aggregate Investment                                          4

ITEM 5 - Other Investments                                                        5

ITEM 6 - Financial Statements and Exhibits                                        5

SIGNATURE                                                                         5

EXHIBIT A                                                                         6

ITEM 1 - ORGANIZATION CHART

    Name                 Energy or                                                    Percentage
of Reporting           gas-related           Date of               State of            of Voting           Nature of
  Company                Company           Organization          Organization       Securities Held        Business
------------           ------------        ------------          ------------       ---------------        ---------
Columbia                Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                                 jurisdictional)
Services                                                                                                   gas pipeline
Company                                                                                                    development
(Deep Water)

Columbia                Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                           Generation
Corp. (CELC)*

Columbia                Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                           Generation
Holdings Corp.
(CELHC)**

Columbia                Energy-related     October 28, 1998         Delaware               100%            Retail
Energy                                                                                                     Energy
Retail Corp.                                                                                               Marketing
(CERC)

Columbia                Gas-related        October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                                   Company
Corp. (CPC)                                                                                                for (non-FERC
                                                                                                           jurisdictional)
                                                                                                           gas pipeline
                                                                                                           companies

Columbia                Energy-related     August 11, 1999          Delaware               100%            Electric
Capacity, L.L.C.                                                                                           Generation
(Columbia Capacity)

Columbia                Energy-related     November 11, 1999        Delaware               100%            Co-generation
Electric                                                                                                   Power Plant
Kelson
Corp. (CEKC)


*   Formerly TriStar Ventures Corporation 10 (TVC-10)
**  Formerly TriStar Ventures Corporation 9 (TVC-9)

    Name                 Energy or                                                   Percentage
of Reporting            gas-related            Date of             State of           of Voting             Nature of
  Company                 Company            Organization        Organization      Securities Held          Business
------------            ------------         ------------        ------------      ---------------          ---------
Columbia                Energy-related     November 29, 1999        Delaware             100%              Co-generation
Electric                                                                                                   Power Plant
Pedrick
Limited II
Corp. (CEPL)

Columbia                Energy-related     December 23, 1999        Delaware             100%              Co-generation
Electric                                                                                                   Power Plant
Liberty
Member
Corp. (CELM)

On April 17, 2000, Columbia Electric Corporation (CE) made an equity contribution of $4,400,000 in the form of cash to Columbia Capacity.

On May 18, 2000, CE made an equity contribution of $7,000,000 in the form of cash to Columbia Capacity.

On June 16, 2000, CE made an equity contribution of $4,800,000 in the form of cash to Columbia Capacity.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

 Company      Type of       Principal                                Person to           Collateral      Consideration
 Issuing      Security      Amount of    Issue or     Cost of       Whom Security        Given with      Received for
Security       Issued       Security     Renewal      Capital        was Issued           Security       Each Security
--------      --------      --------     --------     -------       -------------        ----------      -------------

Confidential treatment requested.



CAPITAL CONTRIBUTIONS:

  Company                     Company                        Amount
Contributing                 Receiving                         of
  Capital                     Capital                 Capital Contribution
------------                 ---------                --------------------
Confidential treatment requested.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
  Company               Company             Types of          Direct        Indirect                           Total
 Rendering             Receiving            Services          Costs           Costs             Cost           Amount
  Services              Services            Rendered         Charged         Charged         of Capital        Billed
----------             ----------           --------         -------        --------         ----------        ------
Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate              Reporting
 Company                Company             Types of          Direct        Indirect                           Total
Rendering              Receiving            Services          Costs          Costs              Cost           Amount
 Services               Services            Rendered         Charged        Charged          of Capital        Billed
----------             ----------           --------         -------        --------         ----------        ------

Confidential treatment requested.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of June 30, 2000                    $3,754,800           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $563,220           Line 2

   Greater of $50 million or line 2                                           $563,220           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                     *
   Total current aggregate investment                                             *              Line 4

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                           *              Line 5

Investments in gas-related companies                                              *

* Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

      Major Line                  Other                       Other
  of Energy-Related          Investment in last         Investment in this          Reason for difference in
       Business                U-9C-3 Report               U-9C-3 Report                Other Investment
---------------------        -----------------          ------------------          ------------------------

Confidential treatment requested.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


Exhibits:
    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

        NOT APPLICABLE


    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

        EXHIBIT A

                                    SIGNATURE


        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      Columbia Energy Group
                                                   --------------------------
                                                          (Registrant)



Date: August 29, 2000                              By: /s/ M. W. O'Donnell
                                                      -----------------------
                                                           M. W. O'Donnell
                                                      Senior Vice President &
                                                      Chief Financial Officer